As filed with the Securities and Exchange Commission on December 18, 2020
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
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GUGGENHEIM CREDIT INCOME FUND 2019
(Name of Subject Company (Issuer))
GUGGENHEIM CREDIT INCOME FUND 2019
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
14174W 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
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Matthew S. Bloom
Chief Executive Officer
Guggenheim Credit Income Fund 2019
330 Madison Avenue
New York, New York 10017
Tel: (212) 739-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
_____________________________________________________________________________________________________________________________________________
Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3500
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CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,179,578	$128.69*
*The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01091% of the value of the transaction.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:     $37.98
Form or Registration No.:     Schedule TO
Filing Party:         Guggenheim Credit Income Fund 2019
Date Filed:         November 2, 2020
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
    This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on November 2, 2020 with the Securities and Exchange Commission by Guggenheim Credit Income Fund 2019, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”) in connection with the Company’s offer to purchase up to 15,390 shares of its issued and outstanding common shares (the “Shares”) representing the number of the Company's issued and outstanding Shares that the Company can repurchase with approximately $348,130 at a purchase price equal to the net asset value per Share as of December 8, 2020 (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated November 2, 2020 and related Letter of Transmittal.
    The Offer terminated on December 8, 2020 (at 5:00 p.m., Central Time (the “Expiration Date”)) in accordance with its terms. Thereafter, in accordance with Rule 13e-4(f), the Company determined to accept for purchase up to an additional 2.0% of its outstanding Shares (the “Additional Shares”). As of the Expiration Date, a total of 205,556 Shares were validly tendered pursuant to the Offer and not withdrawn at a price of $22.62 per Share, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. As of December 17, 2020, in accordance with the terms of the Offer and Rule 13e-4(f), the Company accepted for payment a total of 52,148 Shares, which includes the Additional Shares, validly tendered and not withdrawn on a pro rata basis for an aggregate purchase price of $1,179,578. Approximately 25% of the number of Shares tendered by each shareholder who participated in the tender offer was repurchased by the Company.

SIGNATURE
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUGGENHEIM CREDIT INCOME FUND 2019

Date:	December 18, 2020		/s/ Cielo M. Ordonez
		By:	Cielo M. Ordonez
		Title:	Chief Financial Officer